**Stomp Technique, Inc.**
**Statements of Cash Flows**
**(Unaudited)**

| | For the Year Ended December 31, 2020 | For the Year Ended December 31, 2019 |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ (8,943) | $ (5,706) |
| Changes in operating assets and liabilities: | | |
| Change in Deposits | (18,527) | - |
| Change in Inventory | 3,583 | - |
| Net cash used in operating activities | (23,887) | (5,706) |
| **Cash flows from investing activities** | | |
| Net cash used in investing activities | - | - |
| **Cash flows from financing activities:** | | |
| Proceeds from issuance of common stock | 900 | - |
| Proceeds from shareholder loan | 21,171 | 6,606 |
| Net cash provided by financing activities | 22,071 | 6,606 |
| **Net cash increase (decrease) for period** | (1,816) | 900 |
| Cash at beginning of period | 2,400 | 1,500 |
| **Cash at end of year** | $ 584 | $ 2,400 |
| Supplemental disclosure of cash flow information: | | |
| Cash paid during the period for: | | |
| Income taxes | $ - | $ - |
| Interest | $ - | $ - |